August 21, 2007

Mail Stop 6010

By U.S. Mail and facsimile to (610) 725-8485

Frank S. Hermance
Chairman of the Board and Chief Executive Officer
AMETEK, Inc.
37 North Valley Road, Building 4
P.O. Box 1764
Paoli, Pennsylvania 19301-0801

      Re: AMETEK, Inc.
             Definitive 14A
             Filed March 12, 2007
             File No. 001-12981

Dear Mr. Hermance:

      We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

      In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

      If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Committees of the Board, page 4

1.   We note your reference to the compensation committee's engagement of Towers Perrin on page 5. Describe the nature and scope of their assignment and the material elements of the instructions or directions given to the consultants with respect to the performance of their duties under the engagement. See Item 407(e)(3)(iii) of Regulation S-K.

Director Compensation, page 6

2.   We note your discussion of the retirement plan and death benefit program for directors. Please clarify whether such programs are mutually exclusive. For example, may a director eligible under both programs who has attained the age of 70 receive an annual retirement benefit under the retirement plan *and* the ten annual payments under the death benefit program? If so, identify those directors who would fall in this category.

Certain Relationships and Related Transactions, page 8

3.   We note your disclosure regarding Mr. Hohlhagen's brother-in-law and Mr. Hermance's son. Supplement such disclosure to provide all the information required by Item 404(a) of Regulation S-K. For example, disclose each individual's position with the company and approximate dollar value of the amounts involved.

4.   Provide the information required by Item 404(b) of Regulation S-K. For example, describe your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a), including, to the extent applicable, the material features described in Item 404(b)(1).

Determination of Competitive Compensation, page 23

5.   You state that your compensation consultant developed competitive compensation levels for executives having similar responsibilities as yours based on general industry data derived principally from the compensation consultant's executive compensation database. Are there specific companies utilized by the consultants for purposes of benchmarking each element of your compensation? If so, disclose such companies and discuss the degree to which the compensation committee considered such companies comparable to you.

Short-Term Incentive Program, page 24

6.   You state that you set performance targets such that total cash compensation will be within 15 percent above or below the total cash compensation at the 50th percentile for comparable executives but that larger variations, both positive and negative, may result based on actual performance. Disclose the percentile of market represented by the actual incentive compensation paid for 2006.

7.   In your discussion of internal sales growth and growth operating income criteria on page 24, you state that each measure reflects adjustments deemed appropriate by the compensation committee. Describe such adjustments and quantify the effect of each adjustment on the respective award criteria.

8.   You state on page 25 that the weighting of performance measures for each named executive officer is set forth in a table, but you do not provide such table in your disclosure. Please revise to provide such disclosure.

9.   Supplement the disclosure in the first full paragraph on page 25 to more fully describe how performance within each measure's range equates to a percentage of that measure's target bonus. For example, what are the minimum, target and maximum payouts for achievement of the group internal growth measure and how would achievement of 101% of that goal affect the payout? Please consider including an example of how you determined an officer's actual incentive award payout for each performance measure, identifying each performance measure's target payout, the officer's actual percentage of achievement of that performance measure's target and the corresponding payout in dollars and as a percentage of the target payout.

10.   We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved in order for your executive officers to earn their incentive compensation. Please disclose the specific items of company performance, such as earnings per share and internal sales growth and the individual performance objectives used to determine incentive amounts and how your incentive awards are specifically structured around such performance goals and individual objectives. To the extent you believe that disclosure of these targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also disclose how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty or ease associated with achieving performance goals are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target levels or other factors, please provide as much detail as necessary without providing

information that would result in competitive harm. Please also provide analysis of the factors considered by the compensation committee prior to the setting of the goals for incentive compensation and not merely rely on statements such as those on page 25 that you "believed the achievement of the goals was substantially uncertain."

11.   The information you provide in the third full paragraph on page 25 regarding the award payments and the percentage of the aggregate target award represented by such payments do not appear to reconcile with the Grants of Plan-Based Awards Table. For example, you state that Mr. Hermance received an award equal to 176% of his aggregate target award, but based on his target award of $560,000 listed in the table, such percentage would yield a non-equity incentive award payment of approximately $985,000 and a total incentive award, after adding in his bonus of $280,000, of approximately $1,265,000. Please reconcile this discrepancy.

Equity-Based Compensation, page 26

12.   You indicate that as part of your determination of the amount of equity-based compensation to grant your named executive officers, you made adjustments based on differences in the scope of such officers' responsibilities, performance and ability. Expand your disclosure to provide additional detail regarding these factors and an analysis of how individual performance contributed to actual 2006 equity-compensation. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation. See Item 402(b)(2)(vii).

13.   Supplement your disclosure to better explain the table on page 26 and the figures in the "Long-Term Incentive Opportunity" column.

Summary Compensation Table – 2006, page 32

14.   The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1. of Commission Release No. 33-8732A. We note the disparity between your chief executive officer's compensation and that of the other named executive officers. For example, we refer you to the salary, bonus and non-equity incentive plan compensation paid to your chief executive officer as compared to the same elements granted to your other named executive officers. We also refer you to the table on page 26 indicating that you granted a long-term incentive opportunity to your chief executive officer equal to more than four times that of the next highest paid named executive officer. Please provide a more detailed discussion of how and why your chief executive officer's compensation differs from that of the other

named executive officers. Include in such discussion an explanation as to why the terms of Mr. Hermance's change of control agreement does not have the two year limit applicable to the other executives following a change of control.

Outstanding Equity Awards at Fiscal Year-End – 2006, page 35

15. We note that the outstanding shares of restricted stock held by Mr. Hermance had a market value at December 31, 2006 of more than $22 million. To the extent applicable, supplement your Compensation Discussion and Analysis to explain how compensation or amounts realizable from prior compensation are considered in setting other elements of compensation. See Item 402(b)(2)(x).

16. You indicate on page 26 that your options generally vest in equal annual increments on the first four anniversaries of the date of grant. While you have provided vesting information for the outstanding restricted stock awards, it does not appear you have provided similar information for outstanding options. Please provide such information by footnote. See Instruction 2 to Item 402(f)(2).

Potential Payments Upon Termination or Change of Control, page 42

17. Supplement your disclosure to provide an analysis of why you structured and designed the change in control agreements in the specific manner and at the compensation levels described in this section.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

Perry J. Hindin
Special Counsel